

10031542

2009 COPY

AB 6/17

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 8 2010
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66966

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berkshire Bridge Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2596 Grassy Spring Place
(No. and Street)

Las Vegas (City) NV (State) 89135 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert R Lind (818) 790-7007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucas, Horsfall, Murphy & Pindroh LLP
(Name – *if individual, state last, first, middle name*)

100 E. Corson St. (Address) Pasadena (City) CA (State) 91103 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/17

OATH OR AFFIRMATION

I, Robert R. Lind, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkshire Bridge Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Partner
Title



Notary Public


DONNA J. ERWIN
NOTARY PUBLIC
STATE OF NEVADA
Date Appointment Exp: 08-12-2011
Certificate No: 99-57435-1

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY S.E.C. RULE 17A-5

To the Members'
Berkshire Bridge Capital, LLC
Las Vegas, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of Berkshire Bridge Capital, LLC (the Company), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to access whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Members'
Berkshire Bridge Capital, LLC
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in the internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 2, 2010

Berkshire Bridge Capital, LLC

Financial Statements

December 31, 2009

(with Independent Auditors' Report Thereon)

Berkshire Bridge Capital, LLC

INDEX TO FINANCIAL STATEMENTS



Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Members'
Berkshire Bridge Capital, LLC
Las Vegas, Nevada

We have audited the accompanying balance sheet of Berkshire Bridge Capital, LLC (a Nevada Limited Liability Company) as of December 31, 2009, and the related statements of loss, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berkshire Bridge Capital, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedules I-III on pages 8-10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 2, 2010

Berkshire Bridge Capital, LLC
BALANCE SHEET
December 31, 2009

ASSETS

CURRENT ASSETS		
Cash	$	37,682
Accounts Receivable		2,351
Prepaid Expenses		727
TOTAL CURRENT ASSETS		40,760
TOTAL ASSETS	$	40,760

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Other Liabilities	$	356
TOTAL CURRENT LIABILITIES		356
MEMBERS' EQUITY		
Members' Equity		40,404
TOTAL MEMBERS' EQUITY		40,404
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	40,760

The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF LOSS
For Year Ended December 31, 2009

Revenue		
Commission income	$	26,200
Reimbursed expenses		2,444
Interest income		183
Total Revenue		28,827
Expenses		
Advertising		519
Contributions		25
Depreciation		726
Dues and subscriptions		953
Insurance		655
Postage		498
Professional fees		8,729
Provision for bad debt		59,148
Repairs and maintenance		238
Seminars		680
Supplies		830
Taxes and licenses		1,540
Telephone and telecommunications		4,570
Travel expenses		18,080
Utilities		594
Total Expenses		97,785
Net Loss	$	(68,958)

The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2009

Balance at January 1, 2009	$	109,362
Net Loss		(68,958)
Balance at December 31, 2009	$	40,404

The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(68,958)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		726
Change in:		
Accounts receivable		65,129
Accounts payable		(21,450)
Other liabilities		(624)
Net Cash Used In Operating Activities		(25,177)
NET DECREASE IN CASH DURING THE YEAR		(25,177)
CASH, BEGINNING OF PERIOD		62,859
CASH, END OF PERIOD	$	37,682

The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Berkshire Bridge Capital, LLC (the Company) is formed under the laws of the State of Nevada. The Company is an Introducing Broker Dealer engaging in the private placement of securities and other investment banking activities. The Company is registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company does not carry customer accounts.

Revenue Recognition

Consulting income and referral fees are recorded at the time the transaction is executed and the income can be reasonably be determined. Revenue generated from reimbursed expenses is recognized when the reimbursable expense has been incurred.

Income Taxes

Berkshire Bridge Capital, LLC is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

Uncertain Tax Positions

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board (FASB) ASC 740 (formerly Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109*). FASB ASC 740 prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on recognition, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FASB ASC 740 on January 1, 2009. There was no impact on total liabilities or member's equity as a result of the adoption of FASB ASC 740, because the Company is a limited liability company under the Internal Revenue Code.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment for financial statement purposes is calculated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 7 years. Depreciation expense for the year ended December 31, 2009 was $726. The net value of property and equipment at December 31, 2009 is $0.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect: reported amounts of the assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and revenues and expenses during the reporting period. Actual results may differ from these estimates.

Concentration of Credit Risk

For the year ended December 31, 2009, 100% of the Company's revenue are earned from two customers.

Accounts Receivable

At December 31, 2009, one customer accounts for approximately 85% of the Company's accounts receivable.

2. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule which requires that Net Capital, as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2009, the Company had net capital, as defined, of $36,792, which exceeded the statutory requirement of $5,000 by $31,792.

3. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 2, 2010 which is the date the financial statements were available to be issued.

Berkshire Bridge Capital, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2009

Net Capital		
Members' Equity	$	40,404
Total members' equity qualified for net capital		40,404
Total capital and allowable subordinated borrowings		40,404
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable		2,351
Prepaid expenses		727
Haircuts/Other Charges		535
Net Capital	$	36,792
Aggregate indebtedness		
Items included in balance sheet		
Other liabilities	$	356
Total aggregate indebtedness	$	356
Computation of net capital requirement:		
Minimum net capital required	$	5,000
Excess net capital	$	31,792
Excess net capital at 1,000%	$	36,756
Percentage of aggregate indebtedness		0.97 %

The audited net capital computation under Rule 15c3-1 is in agreement with unaudited net capital computation numbers in Part IIA. SEC Rule 17a-5(d)(4).

See Independent Auditors' Report

Berkshire Bridge Capital, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

A computation of reserve requirements is not applicable to Berkshire Bridge Capital, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See Independent Auditors' Report

Berkshire Bridge Capital, LLC
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

Information relating to possession or control requirements is not applicable to Berkshire Bridge Capital, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See Independent Auditors' Report